MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED JULY 31, 2012

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1	DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the year ended July 31, 2012 as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

For the purposes of the discussion below, date references refer to calendar year and not the Company’s fiscal reporting period.

The Company adopted International Financial Reporting Standards ("IFRS") effective August 1, 2010 and the following disclosure, and associated financial statements, are presented in accordance with IFRS, and all comparative information provided is in accordance with IFRS, unless noted otherwise, and has been restated based on the Company’s change in presentation currency (section 1.13) .

This MD&A is prepared as of November 22, 2012.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on- going basis and updates this information when circumstances require it.

1.2	OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

Quartz Mountain is an exploration and development company focused on acquiring and advancing promising mineral prospects in British Columbia (BC). Since late 2011, the Company has acquired interests in the Buck gold-silver project (the “Buck Project”) and the Galaxie copper-gold project (the “Galaxie Project”), located in central and in northwestern BC, respectively, and staked the Karma and ZNT prospects located in the same area as the Buck Project.

The Buck Project has considerable potential to host a bulk tonnage gold/silver (and/or gold vein) deposit. Exploration work by previous operators outlined coincident geophysical and gold-in-soil geochemical anomalies that are open to expansion. In the central portion of the property, limited and widely-spaced drill holes intersected gold/silver mineralization. This mineralization shows similarities to other BC Upper Cretaceous mineral occurrences such as the Blackwater gold deposit (Resources: 267 million tonnes of Indicated grading 0.88 g/t gold for 4.3 million ounces and 7.52 g/t silver for 37 million ounces, and 121 million tonnes of Inferred grading 0.69 g/t gold for 7.3 million ounces and 7.3 g/t silver for 28.3 million ounces, at 0.3 g/t AuEq cut-off; New Gold Inc., July 2012), the Capoose silver-gold deposit (Indicated resources of 3.2 million tonnes grading 26.5 g/t silver and 0.38 g/t gold and Inferred resources of 37.3 million tonnes grading 24.6 g/t silver and 0.37 g/t gold at 0.4 g/t AuEq cut-off; February 2012) and the Newton gold deposit (Resources: 111.5 million tonnes of Inferred grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces gold and 7.7 million ounces silver, at a 0.25 g/t gold cut-off: Amarc Resources Ltd., September 2012).

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Karma and ZNT projects lie within the same regional geology as the Buck Project and, although earlier stage, have similar geological potential.

The Galaxie Project has excellent potential for the discovery of bulk tonnage copper-gold and/or molybdenum and vein-type precious and base metal deposits. The Stikine Terrane in northwestern BC hosts a number of important copper and gold deposits such as Red Chris with proven and probable reserves of 301.5 million tonnes grading 0.3659% copper and 0.274 g/t gold (Imperial Metals Corporation, November 2010), Schaft Creek with measured and indicated resources of 1.23 billion tonnes grading 0.26% copper, 0.017% molybdenum, 0.19g/t gold and 1.69 g/t silver (Copper Fox Metals Inc, May 2012), Galore with proven and probable reserves of 528 million tonnes grading 0.60% copper, 0.32 g/t gold and 6.02 g/t silver(NovaGold Resources Inc, July 2011) and Kerr-Sulphurets-Mitchell-Snowfield with proven and probable reserves of 2.16 billion tonnes grading 0.55 g/t gold, 0.21% copper, 2.74% silver and 44.7 ppm molybdenum (Seabridge Gold Inc., May 2012).

Historical exploration identified several copper occurrences on the property, including the Gnat porphyry deposit, and more recent prospecting located a number of gold and base metal targets.

Quartz Mountain has been active at all of its projects in 2012, carrying out geological, geochemical and geophysical surveys designed to establish drill targets. Some of these surveys are ongoing and results are pending. Quartz Mountain plans to prioritize and then follow up on these programs, beginning with focused drilling on the Galaxie Project at the Gnat deposit in November 2012.

1.2.1	Agreements

Buck Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck Project located in central British Columbia.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

(i)	Pursuant to the Option, the Company must make certain scheduled payments to the underlying owners of the Buck Project (the "Optionors") as follows:

Payable on or before	Cash payment	Number of common shares issuable	Status as of the date of this MD&A
December 30, 2011	$20,000	100,000	paid and issued
June 28, 2012	$25,000	150,000	paid and issued
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

(ii)

Prior to the acquisition of the Option by the Company, a private party (the "Vendor") held the Option. In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to the Vendor to acquire the Option from the Vendor. The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones.

Payable upon	Cash payment	Number of common shares issuable	Status as of the date of this MD&A
December 30, 2011	$100,000	1,200,000	paid and issued
Completion of a National Instrument 43-101 compliant resource estimate on the Buck Project	–	1,200,000
Completion of a "preliminary assessment" or a "pre-feasibility study" (as those terms are used in National Instrument 43-101) on the Buck Project	–	2,400,000
Completion of a "feasibility study" (as that term is used in National Instrument 43-101) on the Buck Project	–	2,400,000

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Under the terms of the Option, the Optionors retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% when aggregate royalty payments equal or exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Optionors.

Galaxie Project

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. (“Finsbury”) through a sale agreement (the “Sale Agreement”) dated July 27, 2012. The Galaxie Project area acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the “Gnat Pass Property”) and the surrounding mineral claims staked by Finsbury to that time. Some of the originally purchased claims were allowed to expire and new adjacent claims were staked by Quartz Mountain, with the result that the Galaxie Project currently covers an area of 1,324 square kilometres.

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the “Bearclaw Agreement”) on the Gnat Pass Property between Finsbury and Bearclaw Capital Corp. (“Bearclaw”). Quartz Mountain also assumed the rights and obligations under an NSR Royalty Agreement between Finsbury and Bearclaw.

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain consisted of:

1.	a payment, on or before August 20, 2012, to Bearclaw of $50,000 in cash (paid);

2.	the issuance, on or before August 20, 2012, to Bearclaw of a convertible debenture note in the amount of $650,000 at a rate of 8% per annum and with a maturity date of October 31, 2013 (issued); and

3.	the issuance, following the closing date of the transactions contemplated in the Sale Agreement, to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

Acquisition of Hotai Claims

Quartz Mountain also acquired a 100% interest in nine mineral claims totalling 3,846 hectares that are adjacent to, and now form part of, the Galaxie Project (the “Hotai Claims”) from Crucible Resources Ltd. and Michael Rowley (together, the “Hotai Vendors”) through a mineral property sale and purchase agreement (the “Hotai Agreement”) dated as of July 27, 2012.

Pursuant to the terms of the Hotai Agreement, the consideration payable by Quartz Mountain to the Hotai Vendors in aggregate consists of:

1.

on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain (paid) and the issuance of a 2% NSR royalty which is capped at $5,000,000 (issued);

2.	on August 23, 2013, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	on August 23, 2014 and August 23, 2015 $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur expenditures on the Hotai Claims of at least $1,000,000 prior to August 23, 2015.

Quartz Mountain and Amarc Joint Venture on the Galaxie and ZNT Projects

Quartz Mountain and Amarc Resources Ltd. (“Amarc”) entered into a binding letter agreement (“Letter Agreement”) dated November 1, 2012, pursuant to which Quartz Mountain will grant to Amarc an initial 40% ownership interest in the Galaxie and ZNT Projects (the “Projects”), upon Amarc making a cash payment of $1 million to Quartz and funding $1 million in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012. Quartz Mountain will also grant to Amarc an option to acquire an additional 10% ownership interest in the Projects, by funding an additional $1 million in exploration expenditures in relation to the Projects, on or before September 30, 2013.

The transactions contemplated by the Letter Agreement are subject to regulatory approval and it is contemplated that the parties will enter into definitive agreements governing in greater detail the transactions contemplated by the Letter Agreement. Quartz Mountain and Amarc have certain directors in common and are accordingly considered by the TSX Venture Exchange to be Non-Arm’s Length Parties.

1.2.2	Financing

In December 2011, the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow-through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4,196,002. The Company paid issuance costs totalling $157,050, for net cash proceeds of $4,038,952. Pursuant to this financing, the Company was obligated to incur $3.6 million of eligible Canadian Exploration Expenses ("CEE") as defined in the Income Tax Act (Canada), prior to December 31, 2012.

1.2.3	Technical Programs

Buck Project

Location and Access

The Buck Project is located approximately 15 kilometres to the southeast of Houston in central British Columbia, and is accessible from secondary roads that traverse the property, or by charter helicopter that is available in Houston or in Smithers, which is approximately 80 km to the north of Houston. The Buck property consists of 200 mineral claims, totalling approximately 83,600 hectares, in an area of moderate terrain in the Nechako Plateau physiographic region.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Geology

Lying within the Stikine Terrane of central British Columbia, the Buck property is underlain by andesitic and dacitic volcaniclastic strata of the Lower Jurassic Telkwa Formation of the Hazelton Group, dominantly dacitic strata, of the Upper Cretaceous Tip Top Hill Formation and Eocene basaltic andesite and andesite of the Buck Creek Formation. Intruding this assemblage are mafic to felsic stocks that possibly are part of the Upper Cretaceous Bulkley intrusive suite and intermediate to felsic dykes that are considered to belong to the Duck Lake intrusive suite.

History of Exploration

Alluvial gold was discovered in Bob Creek in 1905, and this central part of the property has been explored by several companies since that time. The most intensive exploration was carried out by BP-Selco in the 1980's, and resulted in the identification of three zones of gold-silver-lead-zinc mineralization in highly altered volcanic rocks and feldspar porphyry dykes. Past work to the south revealed anomalous amounts of copper as chalcopyrite, suggesting a higher temperature hydrothermal regime. Limited drilling by Equity Silver to the north encountered silver in amounts greater than 10 g/t over narrow (3 metres) intervals, which demonstrated that the system extends to the north.

The zones of known mineralization occur within an alteration zone that extends at least 700 metres east-west direction and at least 400 metres north-south, and is completely open to the northwest and southeast and partially open to the west and south.

Past exploration on the western part of the property includes soil geochemistry by BP-Selco and Amarc over two small felsic stocks and some induced polarization (“IP”) surveying by Amarc. Most of the rest of the Buck Project has seen almost no exploration.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 Program

The Buck Project has been covered by an aeromagnetic survey, and some ground-based Induced Polarization surveying was carried out in late 2011. In 2012, Quartz Mountain carried out geological mapping and soil sampling to refine drill targets. Results are pending.

Galaxie Project

Location, Access and Local Resources

The Galaxie Project is located approximately 24 kilometres south of the community of Dease Lake, BC.

The property consists of 341 mineral claims covering an area 1,324 square kilometres. It is accessed by the paved, two-lane Stewart-Cassiar Highway (Highway 37) which crosses the central part of it. A four-wheel drive road leads easterly from the highway for a distance of about 1.5 km to a network of drill roads at the Gnat Pass Deposit, a porphyry copper occurrence that is located on the property. The rest of the property is most easily accessed by helicopter.

Dease Lake (population 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane.

Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry (QFP) dike complex host the Gnat Pass copper deposit. Two distinctive types of mineralization are present. One is characterized by chalcopyrite-magnetite-hematite with minor bornite as veinlets, fracture-fillings and lesser disseminations in volcanic rocks. Local (but rare) replacement of volcanic rocks has produced small, higher grade lenses in which copper grades commonly exceed 1%, and rare flecks of molybdenite and locally abundant specular hematite are associated. A second type of mineralization is characterized by chalcopyrite-tourmaline-carbonate breccia zones which occur proximal to or within irregular, eastward-dipping feldspar porphyry and QFP intrusions. Chalcopyrite mainly occurs as fine disseminations in the matrix of the breccia. Anomalous gold values (>100 parts per billion, (“ppb”)) is commonly associated with silicification, tourmaline veining and chalcopyrite. About 65% of gold values greater than 100 ppb are accompanied by concentrations of greater than 1% Cu.

The Gnat deposit is located nearby the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings some of which are on internal claims held by competitors.

History of Exploration

Most of the prior exploration in the Galaxie area occurred in the 1960’s. Geological, geochemical and geophysical surveys, as well as trenching and drilling took place. Most of the drilling (some 100 holes) targeted the Gnat deposit. A historical estimate for the deposit was completed by Lytton Minerals Ltd. in 1972, comprising “Indicated Reserves” of 30,387,850 tonnes grading 0.389% Cu, including 20% dilution by wallrock grading 0.15% Cu.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of reserve estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of “Indicated Reserves” under current standards and a qualified person has not done sufficient work to classify the estimate as current mineral resources or reserves. As such, Quartz Mountain is not treating the historical estimate as current.

Information from historical drilling in the Gnat deposit-area also shows that the copper mineralization remains open to the east and at depth in the eastern and central parts of the drill area. Deeper drill testing of the deposit may show that zones of mineralization within the deposit coalesce at depth, increasing the potential to expand the deposit and establish significant resources.

The Galaxie Project also has other excellent exploration potential: target areas were identified across the property by prospecting surveys conducted in 2011 by the previous owner; at least four other copper and/or molybdenum occurrences are known to occur within the project-area from historical work; and a large portion of the property is underexplored.

Work in 2012

In 2012, Quartz Mountain’s technical team carried out a geological assessment of the Gnat deposit, involving compiling and interpreting historical data that confirmed that copper mineralization in the deposit remains open to expansion, including to depth. This exercise was followed by a field program of re-logging core, soil sampling (115 samples) and an Induced Polarization (“IP”) survey which have refined targets for drilling. A focused drilling program was initiated in November 2012.At least five target areas were identified through a combination of the results from airborne geophysical surveys by the BC Government and prospecting surveys carried out by a prior owner in 2011. In 2012, Quartz Mountain followed up on these targets as well as carrying out initial surveys on the Hotai Claims. This work included geological mapping, silt and rock sampling, and soil sampling on reconnaissance and detailed grids (totalling over 6000 samples) and 330 line-km of IP geophysical surveys. Results are pending.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.4	Other Properties

Karma Project

The Karma property consists of 109 mineral claims, owned 100% by Quartz Mountain. The property is located 41 kilometres south of Houston, BC and directly south of and contiguous to the Company’s Buck Project.

The 468-square kilometre Karma property was staked in 2012 to cover 70-73 million year old Kasalka volcanic units which at are the same age as the rocks that host gold and silver deposits in BC’s Blackwater-Newton gold district.

An airborne magnetic geophysical survey was carried out and followed up by ground reconnaissance work, including geological mapping and collection of 766 soil and 41 rock samples to establish drill targets. Results are pending.

ZNT Project

The ZNT property consists of 80 mineral claims owned 100% by Quartz Mountain. The property is located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC.

The 372-square kilometre property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively.

Reconnaissance surveys, including geological mapping, collection of 2,500 soil samples and completion of 20 line-kilometres of IP, have been done by Quartz Mountain in 2012 and additional ground work is planned.

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon.

1.2.5	Market Trends

Although there has been periodic volatility in the gold market, the average annual price has been on an upward trend for the past five years. In response to the global economic uncertainty that began in mid-2008, gold prices were strong in 2009 and 2010, and continued their overall upward trend for most of 2011, reaching more than US$1,800 per ounce. Prices have varied between US$1,540 and US$1,784 per ounce since that time.

Silver prices were impacted by economic volatility in 2008-2009. Prices increased significantly in 2010. The upward trend in the silver price continued through most of 2011, reaching as high as US$43 per ounce. Prices have ranged between US$20 and US$37 per ounce since October 2011.

Copper prices increased significantly between late 2003 and mid 2008 before declining in late 2008 and through early 2009. Prices steadily increased through 2009, 2010 and most of 2011.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

After dropping to $3.07 per pound in October 2011, they have been increasing, overall, since that time.

Average annual prices as well as the average prices so far in 2012 for gold, silver and copper are shown in the table below, all dollar figures are presented in USD:

Average Metal Price
Calendar Year	Au	Ag	Cu
2008	$871/oz	$14.95/oz	$3.16/lb
2009	$974/oz	$14.70/oz	$2.34/lb
2010	$1,228/oz	$20.24/oz	$3.42/lb
2011	$1,532/oz	$36.56/oz	$4.00/lb
2012 to date of this MD&A	$1,667/oz	$31.04/oz	$3.59/lb

1.3	SELECTED ANNUAL INFORMATION

The following selected annual information as at and for fiscal years ended July 31, 2012 and July 31, 2011 is from the audited consolidated financial statements which have been prepared in accordance with IFRS. The annual financial statements for the fiscal year ended July 31, 2010 were prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). Comparative amounts have been restated to conform to the change in presentation currency and initial adoption of IFRS (section 1.13) .

Amounts are expressed in thousands of Canadian dollars (except per share amounts).

	Jul 31, 2012	Jul 31, 2011	Jul 31, 2010
Statements of Financial Position – Selected Information	IFRS	IFRS	CGAAP
Total assets	$2,821	$99	$272
Total liabilities(i)	1,832	42	31

(i) The Company had no long-term financial liabilities in any of the years presented.

In each of the three most recently completed financial years, the amount of total assets is comprised primarily of cash and cash equivalents, which increased in the current year due to the December 2011 private placement.

Total liabilities increased in fiscal 2012 due to: i) increase in trade payable and balances payable to related parties for geological, engineering, corporate development, administrative, management and shareholder communication services received; and ii) flow-through share premium which represents the Company’s obligation to spend the proceeds from the flow-through share issuance on eligible Canadian Exploration Expenses and to renounce them to the investors.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year ended	Year ended	Year ended
	July 31, 2012	July 31, 2011	July 31, 2010
Statements of Comprehensive Loss – Selected Information	IFRS	IFRS	CGAAP
Expenses:
Exploration and evaluation	$2,247	$–	$–
General and administration	1,166	186	156
Equity-settled share-based payments	381	–	–
Loss from operations	(3,794)	(186)	(156)
Other items(i)	206	11	29
Loss for the year	$(3,588)	$(175)	$(127)
Basic and diluted loss per common share	$(0.20)	$(0.01)	$(0.01)

(i) Other items are inclusive of: flow-through share premium, interest income and foreign exchange gains (losses).

Prior to acquiring the Buck Project in December 2011, the Company was largely inactive and did not have any significant exploration activities. The increase in loss from operations in the year ended July 31, 2012 was mainly due to: i)prospecting, exploration and evaluation of mineral properties; ii) increases in administrative costs that tended to follow the trend in the exploration and business development activities of the Company; iii) legal and administrative costs related to the reactivation of the Company and moving from the NEX Exchange to the TSX-V, and iv) the granting of share purchase options to directors, executive officers, employees and consultants of the Company and amortization of those options.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.4	SUMMARY OF QUARTERLY RESULTS

Amounts are expressed in thousands of Canadian dollars, except per share amounts. Comparative amounts have been restated to conform to the change in presentation currency and initial adoption of IFRS (section 1.13) .

Statements of
Comprehensive
Loss -	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30	Jan 31	Oct-31
Summarized	2012	2012	2012	2011	2011	2011	2011	2010

Expenses:
Exploration and evaluation	$1,206	$238	$802	$–	$–	$–	$–	$–
General and administration	588	538	321	100	42	31	43	71
Loss from operations	(1,794)	(776)	(1,123)	(100)	(42)	(31)	(43)	(71)
Other items(i)	172	32	2	–	(1)	7	4	1
Loss for the period	(1,622)	(744)	(1,121)	(100)	(43)	(24)	(39)	(70)
Basic and diluted loss per common share	$0.08	$0.03	$0.07	$0.01	$0.00	$0.00	$0.00	$0.00

(i) Other items are inclusive of: flow through share premium, interest income, interest expense, and foreign exchange gains (losses).

Quarterly expenditures rose in the second half of fiscal 2012 as a result of the reactivation of the Company’s activities following the purchase of the Option in the Buck Project in December 2011 (section 1.2.1 Agreements). Prior to this time the Company was largely inactive.

1.5	RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated. All comparative information provided is in accordance with IFRS and has been restated based on the Company's change in presentation currency (section 1.13) .

1.5.1	Comprehensive loss for the year ended July 31, 2012 vs. 2011

The Company recorded a loss from operations of $3,588,000 in the current year compared to a loss from operations of $175,000 in the prior fiscal year due mainly to higher exploration and evaluation expenses incurred (discussed below).

The increase was due to the commencement of exploration activities.

In the current fiscal year, the Company made payments of cash and shares pursuant to an option agreement to acquire the Buck Project and Hotai Claims, claim staking costs for the Galaxie and Karma properties, and geological and site activities for the Buck, Galaxie (including the Hotai Claims) and Karma Projects. Prior to December 2011, the Company was largely inactive and did not have any significant exploration activities in the previous fiscal year.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fiscal year ended July 31, 2011 the operations of the Company were mainly focused on activities of a property evaluation nature.

The following table provides the breakdown of exploration costs incurred:

Exploration and
evaluation costs	Buck	Galaxie	Hotai	Karma	Other	Total
	2012	2012	2012	2012	2012	2012
Assaying	$45,963	$2,696	$–	$1,998	$2,088	$52,745
Engineering	8,400	–	–	–	–	8,400
Environmental	1,375	–	–	–	–	1,375
Equipment rental	–	–	–	–	–	–
Geological	329,108	288,152	13,280	225,603	14,374	870,517
Graphics	9,741	702	312	624	1,627	13,006
Helicopter	–	100,914	–	–	–	100,914
Property fees	889,044	1,518	–	16,944	3,313	910,819
Site activities	31,595	89,928	6,200	14,201	1,620	143,544
Socio economics	77,969	2,410	1,365	7,842	60	89,646
Travel	13,978	31,210	–	9,943	553	55,684
Total	$1,407,173	$517,530	$21,157	$277,155	$23,635	$2,246,650

The increase in administration expenses was mainly due to the legal and administrative costs related to the reactivation of the Company, and moving from the NEX Exchange to the TSX-V, and legal costs related to acquiring the options on the Buck and Galaxie (including the Hotai Claims) Projects.

The following table provides a breakdown of the administration costs incurred:

Administration costs	2012	2011
Legal, accounting and audit	$301,641	$55,125
Office and administration	70,140	19,784
Salaries and benefits	686,358	72,798
Shareholder communication	28,097	1,986
Travel	31,357	–
Trust and filing	48,659	36,090
Total	$1,166,252	$185,783

In the current fiscal year, the Company expensed stock options to employees and directors for $381,000 compared to nil in the same comparative fiscal year.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.6	LIQUIDITY

The Company's source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.

At July 31, 2012, the Group had cash and cash equivalents of $2.5 million as compared to $0.1 million at July 31, 2011, and working capital of $0.9 million. The source of these funds was the December 2011 private placement (see section 1.7) .

Until December 2011, the Company’s cash flows were predominantly related to cash used in administration expenses as the Company was largely inactive until this point. Subsequent to the purchase of the Buck Option in December 2011 and related private placement, the Company generated $4.0 million from financing activities, as described in Section 1.7 Capital Resources. In recent months, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete a private placement in December 2011, the deterioration in market conditions could potentially increase the cost of obtaining capital and/or limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Management believes that its current liquid assets are sufficient to meet its known obligations and to maintain its mineral rights in good standing in the foreseeable future.

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, the Company issued a convertible debenture (the “Debenture”) in the amount of $0.65 million maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture is convertible into the Company’s common shares at a conversion price of $0.40 per share at any time before its expiry. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.40 per share and the market price at the time of conversion.

Table of Obligations and Commitments

The following obligations existed at July 31, 2012:

	Payments due by period
	Total	Less than 1 year	After 5 years
Amounts payable and other liabilities	$607,389	$607,389	–
Balances due to related parties	813,855	813,855	–
Total	$1,421,244	$1,421,244	–

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.7	CAPITAL RESOURCES

In December 2011, the Company completed a non-brokered private placement of 7,183,371 common shares, of which 6,043,171 were flow-through common shares issued at a price of $0.60 per share and 1,140,200 were non-flow-through common shares issued at a price of $0.50 per share, for gross cash proceeds of $4.2 million. The Company paid issuance costs totaling $0.2 million, for net cash proceeds of $4.0 million.

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds, $3,625,902, on eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada), by December 31, 2012. At July 31, 2012, approximately $2.5 million remained to be spent. As of the date of this MD&A, the Company’s remaining obligation to incur CEE is approximately $0.1 million.

On November 1, 2012, the Company entered into a binding letter agreement with Amarc, pursuant to which Amarc can earn up to a 50% interest in the Galaxie and ZNT Projects owned by the Company. The Company and Amarc have certain directors in common and are accordingly considered by the TSX Venture Exchange to be Non-Arm’s Length Parties. The agreement is subject to regulatory approval and the parties intend to enter into more detailed definitive agreements.

An initial 40% interest will be earned by Amarc by paying to Quartz Mountain $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the agreements, to be incurred by Quartz Mountain on the Galaxie Project, prior to December 31, 2012. Upon earning an initial 40% interest, Amarc will have an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses to be incurred by Quartz Mountain on the Galaxie and ZNT Projects, prior to September 30, 2013. In November, Amarc advanced $1,950,000 to the Company. Should the Company fail to meet any of the conditions precedent in the letter agreement, any exploration expenditures funded by Amarc will constitute a demand loan bearing interest at the CIBC prime rate plus 5% from the date of advance.

The Company had no material commitments for capital expenditures as at July 31, 2012.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

The objective of the Company's capital management policy is to maintain optimal short-term and long-term capital structure and optimize the use of debt and equity while maintaining a strong equity base so as to maintain investor and creditor confidence and to sustain future development of the business. The Group manages its equity structure through the preparation of operating budgets, which are approved by the Board of Directors.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalent as follows:

	July 31, 2012	July 31, 2011	July 31, 2010
	IFRS	IFRS	CGAAP
Shareholders’ equity	$989,036	$57,067	$240,550
Less: Cash and cash equivalents	(2,450,451)	(78,652)	(258,526)
Total	$(1,461,415)	$(21,585)	$(17,976)

The increase in shareholder’s equity from 2011 to 2012 was due to common shares issued by the Company pursuant to the Private Placement and the mineral property option agreements entered into during the current year.

At July 31, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

In August 2012, as a result of the Group’s Debenture as previously described, the Group’s long-term debts increased from $nil to $0.65 million, representing a change in the Company’s capital structure. Refer to section 1.6 Liquidity for cost of borrowings and other details.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9	TRANSACTIONS WITH RELATED PARTIES

The required disclosure is provided in note 10 of the accompanying financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.10	FOURTH QUARTER

	For the three months ended
	July 31

	2012		2011
Expenses	($ 000's	)	($ 000's	)	Discussion

Exploration expenses (excluding share- based payments)	1,206		–		The increase was due to the commencement of exploration activities.

In the current fiscal period, the Company made payments of cash and shares pursuant to an option agreement to acquire the Buck Project and Hotai Claims, and geological and site activities for the Buck, Galaxie (including the Hotai Claims), and Karma Projects.

					During the fiscal year ended July 31, 2011 the operations of the Company were mainly focused on activities of a property evaluation nature.

Administration expenses (excluding share- based payments)	417		42		The increase in administration expenses was mainly due to the legal and administrative costs related to acquiring the Buck, Galaxie (including the Hotai Claims), and Karma Projects.

Equity-settled share-based payments	171		–		Share-based compensation expense typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants.

1.11	PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

1.13.1	Accounting Standards, Interpretations and Amendments to Existing Standards

First time adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is August 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

The notes to the audited consolidated financial statements for the year ended July 31, 2012 provide more detail on the Company's accounting policy decisions under IFRS 1, First-Time Adoption of IFRS, optional exemptions for significant or potentially significant areas that had an impact on its financial statements on transition to IFRS or may have an impact in future periods.

In preparing its opening IFRS balance sheet, comparative information for the year ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

Change of presentation and functional currency

Following management's decision to acquire and explore a mineral property interest in Canada (section 1.2), the Company's cash flows are anticipated to be principally denominated in Canadian dollars. Accordingly, effective August 1, 2011, the Group changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements from US dollars to Canadian dollars.

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, the comparative financial data in the audited consolidated financial statements for the year ended July 31, 2012 and within this MD&A has been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences have been recognized within equity. In accordance with IAS 1, Presentation of Financial Statements, an additional balance sheet for the Group and the Company has been presented as at August 1, 2010, together with the related notes.

1.13.2	Accounting standards issued, but not yet effective

The required disclosure is provided in note 3 of the accompanying audited consolidated financial statements for the year ended July 31, 2012.

1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The required disclosure is provided in note 14 of the accompanying financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15	OTHER MD&A REQUIREMENTS

1.15.1	Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A.

Number
Common shares	25,085,190
Share purchase options	1,754,600

1.15.2	Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2012. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of July 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

1.15.3	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.4	Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16	RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Buck, Galaxie, Karma and ZNT Projects.

Additional Funding Requirements

Further development of the Company's properties will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, control of the Company may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company’s current projects or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Going concern assumption.

The Company's consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's operations are and will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company’s projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company. Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Risks Related to Flow-Through Shares

Financing of the Company may involve the issuance of flow-through common shares under the Income Tax Act (Canada). There is no guarantee that there will not be any differences of opinion between the Canadian federal and British Columbia provincial tax authorities with respect to the tax treatment of flow-through common shares issued under a financing, if any, and the activities contemplated by the Company's exploration and development programs.

If the Company does not expend an amount equal to the gross proceeds from the sale of flow-through common shares so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the flow-through financing may be reassessed. The Company shall be obligated to indemnify any subscribers of flow-through common shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Company will enter into with each subscriber in a flow-through financing. There can be no assurances that the Company will have sufficient funds to satisfy such obligations.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company’s projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company’s properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties.

Property Title

The acquisition of title to resource properties is a very detailed and time consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company’s projects that, if successful, could impair development or operations or both.

QUARTZ MOUNTAIN RESOURCES LTD.

YEAR ENDED JULY 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

The mineral property underlying the Company's net smelter return royalty interest contains no known ore.

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.